SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 8)

                       America Online Latin America, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02365B100
            -------------------------------------------------------
                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              Peter S. Malloy, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
            -------------------------------------------------------

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2002
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

CUSIP No. 02365B100                                                 Page 2 of 20

--------- ----------------------------------------------------------------------
  1       NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   AOL Time Warner Inc.                   13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  3       SEC USE ONLY:

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  4       SOURCE OF FUNDS:

                   WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware
--------- ----------------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
  NUMBER OF    7        SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                55,015,749 (1)
    EACH             -----------------------------------------------------------
  REPORTING          -----------------------------------------------------------
 PERSON WITH            SHARED VOTING POWER
               8
                         136,551,706 (2)
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                        SOLE DISPOSITIVE POWER
               9
                          55,015,749
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
              10
                         136,851,706 (3)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   191,867,455
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:    [x]
--------- ----------------------------------------------------------------------
-------------------------------
1 Represents 44,150,106 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $160,000,000 11% senior convertible notes owned by AOL Time Warner Inc. ("AOL Time Warner"), are immediately convertible at an initial conversion price of $3.624 plus 10,865,643 shares of Class A Common Stock into which (ultimately) 10,865,643 shares of Series B Redeemable Convertible Preferred Stock owned by AOL Time Warner are immediately convertible on a one-for-one basis.

2 Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

3    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.





CUSIP No. 02365B100                                                 Page 3 of 20

--------- ----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.9% (4)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:

                   HC, CO
--------- ----------------------------------------------------------------------























































-------------------------------
4 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) as of January 13, 2003 based on information provided to AOL and AOL Time Warner by AOL-LA, (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options, (v) 44,150,106 shares of Class A Common Stock issuable upon conversion of AOL Time Warner's $160,000,000 11% senior convertible notes and (vi) 10,865,643 shares of Class A Common Stock into which (ultimately) 10,865,643 shares of Series B Redeemable Convertible Preferred Stock owned by AOL Time Warner are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100                                                 Page 4 of 20

--------- ----------------------------------------------------------------------
  1       NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   America Online, Inc.               54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                    (a) [x]
                    (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  3       SEC USE ONLY:

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  4       SOURCE OF FUNDS:

                   Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)         [ ]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------- ----------------------------------------------------------------------
-------------------- -------- --------------------------------------------------
 NUMBER OF              SOLE VOTING POWER
  SHARES        7
BENEFICIALLY
 OWNED BY                 0
   EACH              -----------------------------------------------------------
 REPORTING           -----------------------------------------------------------
PERSON WITH
               8        SHARED VOTING POWER

                          136,551,706 (1)
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                        SOLE DISPOSITIVE POWER
               9
                          0
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
              10

                          136,851,706 (2)
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   136,851,706
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:  [ x ]

--------- ----------------------------------------------------------------------


-------------------------------
1 Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by AOL, (ii) 79,840,676 shares of Class A Common Stock in which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

2    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 5 of 20
--------- ----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                    59.0% (3)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:

                   CO
--------- ----------------------------------------------------------------------



-------------------------------
3 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common
     Stock owned by AOL), (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and
     (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 6 of 20

     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 8 ("Amendment No. 8") to amend and supplement the statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002 ("Amendment No. 4"), June 17, 2002, August 29, 2002 ("Amendment No. 6") and October 18, 2002 ("Amendment No. 7") (as previously so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 13 to Amendment No. 4, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 8 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 8 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last 4 paragraphs thereof:

     On October 18, 2002, AOL Time Warner purchased at par value $9,500,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Sixth Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital.

     On November 27, 2002, AOL Time Warner purchased at par value $12,200,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Seventh Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital.

     On December 30, 2002, AOL Time Warner purchased at par value $67,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Eighth Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital. Following this purchase, AOLTW has no further obligation to purchase notes under the Note Purchase Agreement.

     In accordance with the terms of the Tranche Notes (as defined in Item 5), on December 31, 2002, AOL-LA issued 5,183,668 shares of Series B Preferred Stock to AOL Time Warner as payment of interest due as of such date on $160,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 held by AOL Time Warner.

CUSIP No. 02365B100                                                 Page 7 of 20

     On January 10, 2003, AOL converted 32,328,736 shares of Series B Preferred Stock into 32,328,736 shares of Class A Common Stock and, on January 13, 2003, AOL converted an additional 3,841,044 shares of Series B Preferred Stock into 3,841,044 shares of Class A Common Stock (collectively, the "Conversion"). The Conversion was made in response to requests received from AOL-LA that AOL convert a sufficient number of shares of preferred stock into shares of Class A Common Stock to assist AOL-LA in its efforts to remain listed on the Nasdaq SmallCap Market (the "SmallCap Market"). Similar requests were made to ODC and, in response, ODC converted 28,508,177 shares of Series C Preferred Stock into 28,508,177 shares of Class A Common Stock on January 10, 2003, and 3,387,115 shares of Series C Preferred Stock into 3,387,115 shares of Class A Common Stock on January 13, 2003. The Conversion reduces the number of shares of Series B Preferred Stock required to be owned by AOL, AOL Time Warner and their wholly owned affiliates and employees in order to avoid a "Class B Triggering Event" (as defined in the Charter) by the number of shares of Series B Preferred Stock so converted.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting subparagraph 8(c) and adding the new subparagraph 8(c) in lieu thereof:

     (c) unless otherwise required under Delaware law or waived by holders of a majority of the outstanding shares of B Stock or C Stock, approving (i) the merger, consolidation, dissolution or liquidation of AOL-LA, (ii) any issuance of, or change in, any of the capital stock of AOL-LA, (iii) the transfer of any material assets of AOL-LA, (iv) any transactions or series of transactions in which AOL-LA acquires control over any other person, (v) the establishment of any entity by AOL-LA, (vi) the adoption or modification of business plans, annual budgets, forecasts or business projections of AOL-LA (vii) AOL-LA's establishment of, or any significant modification to, any investment or cash management policy, (viii) AOL-LA's discontinuance of any material business activity, (ix) AOL-LA's entering into any partnership, joint venture or consortium, (x) AOL-LA's entering into material agreements outside the ordinary course of its business, and (xi) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose an involuntary filing for bankruptcy.

     Item 4 of the Statement is hereby amended by deleting paragraph 11 and adding the new paragraph 11 in lieu thereof:

     Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

     (a)  amendments  to  the  Charter,   By-laws,   the  Amended  and  Restated
          Stockholders'   Agreement   or  the  Amended  and   Restated   AOL-ODC
          Registration Rights Agreement;

     (b)  the merger, consolidation, dissolution or liquidation of AOL-LA;

     (c)  any issuance of, or change in, any capital stock of AOL-LA;

     (d)  the transfer of any material assets of AOL-LA;

CUSIP No. 02365B100                                                 Page 8 of 20

     (e) any transaction or series of transactions involving the acquisition of any interest in another entity;

     (f) the entry into any contract relating to advertising, electronic commerce, partner marketing, content, brand marketing or subscriber acquisition (the "Core Contracts") involving cash payments to AOL-LA in excess of $1,500,000 or non-cash payments to AOL-LA, or cash payments by AOL-LA, in excess of $750,000;

     (g) the entry into any Core Contract to purchase media advertising for amounts in excess of $2,000,000;

     (h) the entry into any Core Contract to purchase compact discs for the marketing of the products and services of AOL-LA for amounts in excess of $5,000,000;

     (i)  the  entry  into  any   contract   relating   to  the   provision   of
          telecommunications connectivity;

     (j)  the entry into any contract,  other than a Core Contract or a contract
          relating  to  the   provision  of   telecommunications   connectivity,
          involving payments in excess of $250,000;

     (k) any transaction involving any debt incurred by AOL-LA (other than trade payables incurred in the ordinary course of business, credit card indebtedness incurred in the ordinary course of business or borrowings under credit facilities approved by the Board) and the establishment of any credit facility of AOL-LA;

     (l) any transaction or series of transactions in which AOL-LA acquires control over any other person;

     (m) any transaction or series of transactions which would result in capital expenditures in excess of $250,000;

     (n) any future expenditure in respect of a particular line item in AOL-LA's most recent budget or forecast to the extent that AOL-LA has exceeded such line item;

     (o)  the entry into any contract with a term in excess of three years;

     (p)  the declaration of any dividends on securities of AOL-LA;

     (q) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

     (r)  the admission of any Strategic Partners;

     (s) the establishment of an executive committee and the appointment or removal of any member of a committee of the Board;

CUSIP No. 02365B100                                                 Page 9 of 20

     (t) the launch by AOL-LA of AOL-branded TV- and wireless-based online services in Latin America;

     (u) any third-party transaction or litigation relating to AOL-branded TV- and wireless-based online services or any other platform other than narrow-band PC access online services;

     (v)  the establishment of any entity by AOL-LA;

     (w) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to the rights of either AOL or the Cisneros Group;

     (x) the adoption or modification of the business plans, annual budgets, forecasts or business projections of AOL-LA;

     (y) AOL-LA's establishment of, or any significant modification to, any investment or cash management policies;

     (z)  AOL-LA's discontinuance of any material business activity;

     (aa) AOL-LA's entering any partnership, joint venture or consortium;

     (bb) AOL-LA's issuance of press releases containing material non-public information;

     (cc) AOL-LA's entering into agreements outside of the ordinary course of its business;

     (dd) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

     (ee) the adoption or material amendment to any employee benefit plan (other than plans covering health, medical or life insurance) or executive compensation plan or severance payment;

     (ff) the hiring or firing of vice presidents or above, or the increasing of the compensation of directors or above, or the promotion of any personnel to any position of director or above;

     (gg) the expansion of AOL-LA's business beyond its core business activities in Latin America;

     (hh) the public release of any material new product or service by AOL-LA;

     (ii) any transaction between AOL-LA and either AOL or ODC; and

     (jj) any change to the terms of outstanding stock rights that have been granted pursuant to an approved stock option plan.

CUSIP No. 02365B100                                                Page 10 of 20

     Item 4 of the Statement is hereby amended by deleting paragraph 18 and adding the following new paragraph 18 in lieu thereof:

     AOL Time Warner has entered into a Note Purchase Agreement with AOL-LA, dated as of March 8, 2002 (as amended from time to time, the "Note Purchase Agreement"), for the purchase by AOL Time Warner (and/or its permitted assigns) of up to $160,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Initial Notes"). On March 11, 2002, AOL Time Warner purchased an initial tranche of $17,300,000 aggregate principal amount of the Initial Notes from AOL-LA (the "First Tranche Notes"). On May 20, 2002, AOL Time Warner and AOL-LA executed an amendment to the Note Purchase Agreement (the "Note Purchase Agreement Amendment") to substitute a revised form of Certificate of Amendment (as defined in Item 6) for the form attached to the Note Purchase Agreement initially executed. The Note Purchase Agreement Amendment is attached to this Statement as Exhibit 14. As more fully discussed in Item 6, after obtaining shareholder approval at its Annual Meeting of Stockholders held on July 31, 2002, AOL-LA filed the Certificate of Amendment with the Secretary of State of the State of Delaware on August 5, 2002. Among other things, the Certificate of Amendment increased the number of authorized shares and adjusted the liquidation preferences of the Series B Preferred Stock.

     Item 4 of the Statement is hereby amended by deleting paragraph 21 and adding the following new paragraph in lieu thereof:

     AOL Time Warner's purchase of Initial Notes is part of a broader investment history with AOL-LA that included the Reorganization, AOL's purchase on August 11, 2000 of 4,000,000 shares of Class A Common Stock in the Offering and AOL's purchases of additional preferred stock of AOL-LA under the Stock Purchase Agreement in 2001. The Reporting Persons' investments in AOL-LA are expected to increase as a result of the payment from time to time of interest on the Initial Notes in the form of shares of AOL-LA capital stock and the payment from time to time of dividends on preferred stock held by the Reporting Persons in the form of additional shares of capital stock. See Item 6.

     Item 4 of the Statement is hereby amended by deleting the last nine paragraphs thereof and adding the following in lieu thereof:

     The Conversion was made in response to requests received from AOL-LA that AOL convert a sufficient number of shares of preferred stock into shares of Class A Common Stock to assist AOL-LA in its efforts to remain listed on the SmallCap Market.

     The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Second Amended and Restated Stockholders' Agreement, reserve the right to (i) acquire additional securities of and increase their level of investment and control in AOL-LA, through acquisitions in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, (ii) maintain their holdings at current levels or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in AOL-LA. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of

CUSIP No. 02365B100                                                Page 11 of 20

alternative   business  and  investment   opportunities;   the  availability  of
financing; the actions of the management, Board and controlling stockholders of AOL-LA; and other future developments.

     As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with the board of directors or management of AOL-LA regarding the foregoing.

     Except as set forth elsewhere in this Amendment No. 8, neither AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Initial Notes, the PIK Notes, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Voting Agreements and the Conversion Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4, Amendment No. 6 and Amendment No. 7, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of January 13, 2003, based on information provided to AOL and AOL Time Warner by AOL-LA, there were 135,135,137 shares of Class A Common Stock outstanding. No shares of AOL-LA's Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options, (i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding to 231,817,0631 and (ii) together with the 55,015,749 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of (x) the First Tranche Notes, the Second Tranche Notes, the Third Tranche Notes, the Fourth Tranche Notes, the Fifth Tranche Notes, the Sixth Tranche Notes, the Seventh Tranche Notes and the Eighth Tranche Notes (collectively, the "Tranche Notes") and (y) the 10,865,643 shares of Series B Preferred Stock issued to AOL Time Warner by AOL-LA as payment of interest due on the Tranche Notes with respect to percentage ownership calculations made herein for AOL Time Warner, increase the number of Class A Common Stock outstanding to 286,832,812.

-------------------------------
1 Includes (i) the 135,135,137 shares of Class A Common Stock outstanding (including 36,328,736 shares of Class A Common Stock owned by AOL), (ii)
     79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                Page 12 of 20

     As of the date hereof, the Reporting Persons (i) beneficially own 40,169,780 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 96,381,926 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 300,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of AOL-LA's initial public offering, Michael Lynton, J. Michael Kelly, and Gerald Sokol, Jr., employees of AOL or AOL Time Warner, were each granted an option to purchase 60,000 shares of Class A Common Stock. Janice Brandt and Joseph Ripp, employees of AOL (each an "employee" and along with Messrs. Lynton, Kelly and Sokol, the "Employees"), were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the board of directors of AOL-LA. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his or her options to AOL Time Warner or AOL, as applicable. Although each such Employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of Amendments to the Statement, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL Time Warner may also be deemed to beneficially own an additional 55,015,749 shares of Class A Common Stock which are issuable upon conversion, directly or indirectly, of: (i) the Tranche Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Tranche Notes and (ii) the shares of Series B Preferred Stock issued to AOL Time Warner by AOL-LA as payment of interest due on the Tranche Notes. As further described in Item 6, the Tranche Notes are convertible at any time into Applicable Shares (as defined in Item 6 of the Statement), which may be shares of Series B Preferred Stock or Class A Common Stock, in any case at a conversion price of $3.624 per share.

     AOL and AOL Time Warner have shared power to vote and dispose of 40,169,780 shares of Class A Common Stock held by AOL, the 79,840,676 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the 300,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. AOL Time Warner has sole power to vote and dispose of the 55,015,749 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of both the Tranche Notes acquired by AOL Time Warner pursuant to the Note Purchase Agreement and the shares of Series B Preferred Stock issued to AOL Time Warner as payment of interest due on the Tranche Notes.

CUSIP No. 02365B100                                                Page 13 of 20

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,851,706 shares of Class A Common Stock in the aggregate, or approximately 59.0% of the shares of Class A Common Stock currently outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, the conversion of the B Stock held by AOL Time Warner and the conversion of the Tranche Notes, AOL Time Warner would beneficially own 191,867,455 shares of Class A Common Stock in the aggregate, or approximately 66.9% of the shares of Class A Common Stock currently outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options, AOL and AOL Time Warner would beneficially own approximately 37.3% and 52.4%, respectively, of the 366,471,514 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement, the ODC Voting Agreement and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 35,895,292 shares of Class A Common Stock, 79,518,702 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 31.5% of the 366,471,514 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement and the Itau Voting Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,937,840 shares of Class A Common Stock, or approximately 9.8% of the 366,471,514 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

CUSIP No. 02365B100                                                Page 14 of 20

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Voting Agreements and the Second Amended and Restated AOL-ODC Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 6 and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting the last nine paragraphs thereof and adding the following in lieu thereof:

     AOL entered into a Preferred Stock Conversion Agreement with each of ODC and AOL-LA, dated as of October 3, 2002 (as amended from time to time, the "Conversion Agreement"), pursuant to which AOL and ODC were obligated to convert a certain number of their shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, into shares of Class A Common Stock, subject to certain conditions. No conversion of Series B Preferred Stock or Series C Preferred Stock, however, was or will be required under the Conversion Agreement because on the date on which any conversion thereunder was to have occurred, the closing bid price of the Class A Common Stock exceeded the threshold below which any conversion would have been required. The Conversion (discussed in greater detail in Item 4) was not related to or required by the Conversion Agreement.

     In connection with the Conversion Agreement, AOL, AOLTW and ODC entered into a voting agreement pursuant to which each agreed to vote in favor of a charter amendment to reduce their respective B Stock and C Stock ownership thresholds (below which they lose their preferred stock class rights) by the number of shares of preferred stock that are converted into Class A Common Stock at the request of AOL-LA in order to meet the continued listing requirements of the NASDAQ Stock Market. The charter amendment also provides that upon a sale or transfer by AOL or ODC to any person other than their respective wholly-owned affiliates (as defined in the Charter) of Class A Common Stock in an amount which exceeds the amount of Class A Common Stock previously acquired or acquired at any time in the future by AOL or ODC, as the case may be, other than through the conversion of B Stock or C Stock, as applicable, the required ownership thresholds of AOL or ODC, as the case may be, will increase on a one-for-one basis until such threshold reaches its original amount. This charter amendment was filed with the Secretary of State of the State of Delaware on December 23, 2002 and is attached hereto as Exhibit 19.

     References to, and descriptions of, the Note Purchase Agreement, the Second Amended and

CUSIP No. 02365B100                                                Page 15 of 20

Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the Voting Agreements and the Conversion Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4, Amendment No. 6 and Amendment No. 7, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     To the best of the Reporting Persons' knowledge, except as described in the Statement and this Amendment No. 8, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding the following as the last Exhibit thereof:

     19.  Certificate   of  Amendment   of  Fourth   Restated   Certificate   of
          Incorporation of America Online Latin America, Inc., filed with the Secretary of State of the State of Delaware on December 23, 2002.

CUSIP No. 02365B100                                                Page 16 of 20

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 23, 2003



                                               AOL TIME WARNER INC.



                                           By:  /s/ Wayne H. Pace
                                              ----------------------------------
                                           Name:  Wayne H. Pace
                                           Title: Executive Vice President and
                                                  Chief Financial Officer



                                               AMERICA ONLINE, INC.



                                           By:  /s/ Joseph A. Ripp
                                              ----------------------------------
                                           Name:  Joseph A. Ripp
                                           Title: Vice Chairman and
                                                  Acting Chief Financial Officer

CUSIP No. 02365B100                                                Page 17 of 20

                                   SCHEDULE I

            ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU GROUP
                      AND THE BANCO ITAU REPORTING PERSONS
                      ------------------------------------





Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
176 Rua Boa Vista
01014-913 Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

CUSIP No. 02365B100                                                Page 18 of 20


                                   SCHEDULE II
               DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER
               ---------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.



Board of Directors
------------------

Name                               Title and Present Principal Occupation
-----                              --------------------------------------

Stephen M. Case                    Chairman of the Board; AOL Time Warner Inc.
Richard D. Parsons                 Chief Executive Officer; AOL Time Warner Inc.
Kenneth J. Novack                  Vice Chairman; AOL Time Warner Inc.
R.E. Turner                        Vice Chairman; AOL Time Warner Inc.
Daniel F. Akerson                  Former Chairman of the Board and
                                    Chief Executive Officer;
                                   XO Communications, Inc.
                                   11111 Sunset Hills Road
                                   Reston, VA 20190
                                   (a broadband and communications company)
James L. Barksdale                 President and Chief Executive Officer of
                                   Barksdale Management Corp.
                                   800 Woodland Parkway, Suite 118
                                   Ridgland, MS 39157
Stephen F. Bollenbach              President and Chief Executive Officer;
                                   Hilton Hotels Corporation
                                   9336 Civic Center Drive
                                   Beverly Hills, CA 90210
Frank J. Caufield                  Partner;
                                   Kleiner Perkins Caufield & Byers
                                   Four Embarcadero Center
                                   San Francisco, CA 94111
                                   (a venture capital partnership)
Miles R. Gilburne                  Principal; ZG Ventures L.L.C.
                                   1250 Connecticut Avenue
                                   Washington, D.C. 20036
Carla A. Hills                     Chairman and Chief Executive Officer;
                                   Hills & Company
                                   1200 19th Street, NW
                                   Washington, DC 20036
                                   (international trade and investment
                                     consultants)

CUSIP No. 02365B100                                                Page 19 of 20


Reuben Mark                        Chief Executive Officer;
                                   Colgate-Palmolive Company
                                   300 Park Avenue
                                   New York, NY 10022
                                   (consumer products)
Michael A. Miles                   Former Chairman of the Board and
                                     Chief Executive Officer
                                    of Phillip Morris Companies Inc.;
                                   Director of Various Companies
                                   c/o AOL Time Warner Inc.
Franklin D. Raines                 Chairman and Chief Executive Officer;
                                   Fannie Mae
                                   3900 Wisconsin Avenue, NW
                                   Washington, DC 20016-2806
                                   (a non-banking financial services company)
Francis T. Vincent, Jr.            Chairman of Vincent Enterprises
                                   and Director of Various Companies;
                                   290 Harbor Drive
                                   Stamford, CT 06902
                                   (a private investment firm)

Executive Officers Who Are Not Directors
----------------------------------------

Name                      Title and Present Principal Occupation
----                      --------------------------------------

Jeffrey A. Bewkes         Chairman, Entertainment & Networks Group;
                            AOL Time Warner Inc.
Don Logan                 Chairman, Media & Communications Group;
                            AOL Time Warner Inc.
Paul T. Cappuccio         Executive Vice President, General Counsel and
                            Secretary; AOL Time Warner Inc.
Adolf R. DiBiasio         Executive Vice President of Strategy and
                            Investments; AOL Time Warner Inc.
Patricia Fili-Krushel     Executive Vice President of Administration;
                            AOL Time Warner Inc.
Robert M. Kimmitt         Executive Vice President, Global & Strategic Policy;
                            AOL Time Warner Inc.
Michael M. Lynton         Executive Vice President and President, International;
                            AOL Time Warner Inc.
Wayne H. Pace             Executive Vice President and Chief Financial Officer;
                            AOL Time Warner Inc.

CUSIP No. 02365B100                                                Page 20 of 20


                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.
            ---------------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.



Board of Directors
------------------

Name                       Title and Present Principal Occupation
-----                      --------------------------------------
Don Logan                  Chairman, Media & Communications Group;
                           AOL Time Warner Inc.
                           75 Rockefeller Plaza
                           New York, New York 10019
Jonathan F. Miller         Chairman and Chief Executive Officer;
                           America Online, Inc.
Wayne H. Pace              Executive Vice President and Chief Financial Officer;
                           AOL Time Warner Inc.
                           75 Rockefeller Plaza
                           New York, New York 10019

Executive Officers Who Are Not Directors
----------------------------------------

Joseph A. Ripp            Vice Chairman and Acting Chief Financial Officer;
                            America Online, Inc.
Theodore J. Leonsis       Vice Chair, Advanced Services Group;
                            America Online, Inc.
Randall J. Boe            Executive Vice President, General Counsel and
                            Secretary; America Online, Inc.
John Buckley              Executive Vice President, Corporate Communications;
                            America Online, Inc.
J. Michael Kelly          Chairman and Chief Executive Officer, AOL
                            International; America Online, Inc.
Martin R. Fisher          President, Technology Department; America Online, Inc.
Lisa A. Hook              President, AOL Broadband; America Online, Inc.
Michael M. Lynton         President, AOL International; America Online, Inc.
Joseph M. Redling         President, Brand Marketing; America Online, Inc.
Robert B. Sherman         President, Interactive Marketing; America Online, Inc.
Peter B. Ashkin           Executive Vice President, Technology Assessment;
                            America Online, Inc.
James P. Bankoff          Executive Vice President, Operations, Interactive
                            Services; America Online, Inc.
Joel M. Davidson          Executive Vice President, AOL Web Properties;
                            America Online, Inc.
David A. Gang             Executive Vice President, Product Marketing;
                            America Online, Inc.
Matthew R. Korn           Executive Vice President, Network and Data Center
                            Operations; America Online, Inc.
David A. Lebow            Executive Vice President, Programming and Strategy
Neil Smit                 Executive Vice President, Member Services;
                            America Online, Inc.
Thomas R. Colan           Senior Vice President, Controller and Treasurer;
                            America Online, Inc.

                                 EXHIBIT INDEX
                                 -------------

Exhibit Number      Description

 19 Certificate of Amendment of Fourth Restated Certficate of Incorporation of America Online Latin America, Inc., filed with the Secretary of State of the State of Delaware on December 23, 2002.